Exhibit 99.4

NiCE Actimize 2025 Fraud Insights Report Shows Scams Still the
Method of Choice in Attempted Fraud Transactions

Fraudsters are strategically targeting different payment types, underscoring the need for channel-specific fraud prevention strategies

Hoboken, N.J., July 7, 2025 — NiCE Actimize, a NiCE (NASDAQ: NICE) business, has released the "2025 NiCE Actimize Fraud Insights Report, U.S. Retail Payments Edition," which explores the latest findings on the evolution of fraud attacks across various transaction types, including check fraud, domestic and international wires, and Zelle payments. Utilizing NiCE Actimize’s collective intelligence and Federated Learning, the Fraud Insights report was developed by analyzing billions of banking and payments transactions.

According to the report, from 2023 to 2024, fraudsters’ focus shifted back slightly towards Account Takeover (ATO) Fraud from Scams, in terms of the overall value of attempts. Scams are still the method of choice across 57% of attempted fraud transactions; however, ATO fraud is showing no sign of disappearing.  From a volume perspective, there was a slight shift towards Scams to 52% in 2024 vs. 50/50 split in 2023.

In the U.S., the top fraud challenges vary significantly depending on whether the focus is on value (dollar amount of the transactions) or volume (number of transactions), the report says. The most notable development since last year’s report, concerns international wires. In 2024, the total value of international wire transactions declined 6% year over year, but the value of attempted fraud for international wires surged 40%. Additionally, Zelle transactions saw a 26% increase in value, accompanied by a 34% rise in attempted fraud.

The report’s data also revealed that 67% of all fraud is linked to just 7% of payments made to newly added payees—highlighting how fraudsters are exploiting when a new recipient is introduced into the payment flow.

“Industry collaboration is more crucial than ever. Sharing knowledge, expertise, and data helps us establish effective controls to safeguard financial institutions and their customers,” said Craig Costigan, CEO of NiCE Actimize. “With our decades of experience, we’ve developed solutions that go beyond payments and by leveraging advanced AI, we’ve improved model building and operational efficiency for comprehensive protection at every stage. The fraud management community has a strong history of innovation, a value that we at NiCE Actimize have embedded at the very core of our organization.”

The report also highlights that international wire fraud attempts are becoming more targeted and sophisticated, often involving social engineering tactics and mule accounts across borders. Financial institutions are seeing a rise in fraud rings exploiting weak onboarding controls in cross-border payment systems, making international wires a growing area of concern despite their relatively low transaction volume.

The report’s statistics also show that fraudsters are strategically targeting different payment types based on their characteristics—high-value fraud through checks and wires, and high-frequency, lower-value fraud through faster digital channels like Zelle. This underscores the need for channel-specific fraud prevention strategies.

Addressing the Surge In Fraud
With the increase in both the volume and complexity of scams, as the research reports, NiCE Actimize offers a comprehensive suite of solutions to help financial institutions stay ahead of these emerging threats. One such innovation is IFM Advanced Scam Prevention, which leverages machine learning and collective intelligence gathered from NiCE Actimize’s extensive global client network.

This solution is specifically designed to detect and prevent scams—currently the most prevalent fraud typology—by analyzing behavioral patterns, identifying suspicious counterparties, and sharing intelligence across institutions. By combining real-time analytics with a deep understanding of scam tactics, IFM Advanced Scam Prevention empowers organizations to proactively block fraudulent transactions before they occur."

To download a copy of NiCE Actimize’s 2025 Fraud Insights report, please click here.

About NiCE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NiCE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NiCE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NiCE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.